March 6, 2019

Frank Ramirez
Chief Executive Officer
St. Renatus, LLC
1000 Centre Avenue, Suite 120
Fort Collins, CO 80526

       Re: St. Renatus, LLC
           Amendment No. 3 to
           Preliminary Offering Statement on Form 1-A
           Filed March 1, 2019
           File No. 024-10920

Dear Mr. Ramirez:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2019 letter.

Form 1-A amendment 3 filed March 1, 2019

Unaudited Pro Forma Financial Statements, page 37

1. In the first sentence of your introductory discussion, please revise to correctly state the unaudited pro forma financial statements of St. Renatus and Apollonia that are presented
      (i.e. balance sheet for the period ended June 30, 2018 and related statements of operations as of June 30, 2018 and December 31, 2017).
2. In the second paragraph to your introductory discussion, please confirm to us and revise to state that the unaudited pro forma condensed statement of operations for the six months ending June 30, 2018 and the year ending December 31, 2017 assume the merger was completed on January 1, 2017 not January 1, 2018.
 Frank Ramirez
St. Renatus, LLC
March 6, 2019
Page 2
3. Please reconcile for us the Accounts Payable and Accrued Liabilities line item of
      $2,793,713 indicated in Part 1 of this offering statement to $4,031 million as indicated in your June 30, 2018 Unaudited Condensed Consolidated Balance Sheet line item '
      Accounts Payable and Accrued Expenses ' in Annex C.
4. With regards to your unaudited financial statements presented in Annex C, please address the following:
        For the period ended June 30, 2018, revise the balance sheet to remove the June 30,
          2017 financial information as this is not required and present the end of the preceding fiscal year (i.e. December 31, 2017) financial information. Refer to Rule 8-03(a)(1) of
          Regulation S-X.
        Revise the related disclosures throughout the filing accordingly.


       You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank Ramirez
                                                            Division of
Corporation Finance
Comapany NameSt. Renatus, LLC
                                                            Office of
Healthcare & Insurance
March 6, 2019 Page 2
cc:       Brett Hanson
FirstName LastName